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                                                                   June 17, 1999


To Addressees Listed on Appendix A

Re:     ContiMortgage Home Equity Loan Trust 1999-3
        Home Equity Loan Pass-Through Certificates

Ladies and Gentlemen:

         We have acted as special counsel to ContiSecurities Asset Funding Corp. (the "Depositor"), ContiMortgage Corporation ("ContiMortgage", a "Seller" and the "Servicer") and ContiWest Corporation ("ContiWest," a "Seller" and collectively with ContiMortgage, the "Sellers" and collectively with the Depositor, the "Companies" and individually a "Company") in connection with the issuance and sale of certain certificates (the "Certificates") representing certain fractional interests in the ContiMortgage Home Equity Loan Trust 1999-3 (the "Trust"). In connection with such issuance and sale of the Certificates, you have requested our opinion whether, under the circumstances described below, the Home Equity Loans and the proceeds thereof transferred to the Trust would be held by a bankruptcy court to be property of the estate of either the Sellers or the Depositor, within the meaning of Section 541 of the Bankruptcy Reform Act of 1978, as amended (the "Bankruptcy Code").

         The Trust has been created pursuant to the Pooling and Servicing Agreement dated as of June 1, 1999 among the Depositor, ContiMortgage, as a Seller and the Servicer, ContiWest, as a Seller, Norwest Bank Minnesota, National Association, as the Master Servicer, and Manufacturers and Traders Trust Company, as the Trustee (the "Pooling and Servicing Agreement"). The Class A Certificates and the Class B Certificates are referred to collectively as the "Offered Certificates."

         All capitalized terms used in this opinion not specifically defined in this letter shall have the meanings assigned to such terms in the Pooling and Servicing Agreement.

         Each Seller will sell, transfer, assign, set over and otherwise convey without recourse to the Depositor and the Depositor will sell, transfer, assign, set over and otherwise convey without recourse to the Trust all of its respective right, title and interest in the Home Equity Loans. The Home Equity Loans will be held by the Trust in trust for the holders of the Certificates on the terms set forth in the Pooling and Servicing Agreement. The Home Equity Loans will be serviced by ContiMortgage, as Servicer, Norwest Bank Minnesota, N.A., as Master Servicer and Manufacturers and Traders Trust Company will act as Trustee pursuant to the terms of the Pooling and Servicing Agreement.


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         The Offered Certificates are being sold to Credit Suisse First Boston
Corporation, Bear, Stearns & Co., Inc., Greenwich Capital Markets, Inc., Merrill Lynch & Co. and Morgan Stanley & Co. Incorporated which have resold or will resell such Certificates to third parties unrelated to any ContiAffiliate. The Class C, Class R, Class R-I and Class R-II Certificates will be issued to ContiSecurities Holding Corporation ("ContiSecurities Holding"), except that a Class R, a Class R-I and a Class R-II Certificate, each with a 0.001% Percentage Interest, will be issued to ContiFunding Corporation ("ContiFunding", a Purchaser, and collectively with ContiSecurities Holding, the "Purchasers"). ContiFinancial Corporation ("ContiFinancial") is the corporate parent of ContiMortgage, the Depositor, ContiWest, ContiFunding, ContiFinancial Services Corporation ("ContiFinancial Services") and ContiSecurities Holding (the Depositor, ContiFinancial Corporation, ContiMortgage, ContiWest, ContiSecurities Holding, ContiFinancial Services Corporation and ContiFunding are hereinafter referred to collectively as the "ContiAffiliates" and individually as a "ContiAffiliate").

         The Class C, Class R, Class R-I and Class R-II Certificates are collectively, referred to as the "Retained Certificates".

         The sale of the Home Equity Loans by the Sellers to the Depositor and the sale and deposit thereof by the Depositor into the Trust, the servicing of the Home Equity Loans, the issuance of the Certificates and the further transactions set forth in the Pooling and Servicing Agreement, and/or described above are referred to herein as the "Transactions". The Pooling and Servicing Agreement, and the other agreements relating to the Transactions are collectively referred to herein as the "Agreements".

         The weighted average net Coupon Rate for the Home Equity Loans with respect to a Loan Group is generally expected to be higher than the weighted average of the Pass-Through Rates on the Class A Certificates and Class B Certificates, thus generating certain excess interest collections which, subject to the priorities described in the next sentence, would be available for distribution with respect to the Retained Certificates, Such distributions are the most subordinate distributions which may be made by the Trust and are thus available to fund losses and to make accelerated payments of principal with respect to the Certificates, which results in the aggregate Certificate Principal Balance with respect to a Loan Group amortizing more rapidly than the related Home Equity Loans, resulting in overcollateralization (i.e., the maintenance of the Overcollateralization Amount at the level of the Targeted Overcollateralization Amount.)

         The Pooling and Servicing Agreement requires that, beginning with the seventh Payment Date, the Overcollateralization Amount shall be initially increased to, and thereafter maintained at, the Targeted Overcollateralization Amount.

         With respect to the Class A Certificates, the paydown rules require that, on and after the seventh Payment Date and prior to the occurrence of the Stepdown Date, the Combined Pool Balance exceed the Aggregate Class A Certificate Principal Balance by an amount equal to 7.45% of the Original combined Pool Balance (i.e., $59,600,000); subject to the occurrence of a Cumulative Realized Loss Trigger Event. The 7.45% subordination level is allowed to reduce or "step down" on and after the Stepdown Date to 14.90% of the amortizing Combined Pool Balance. The 7.45% subordinate amount is represented by the Class B Certificate Principal

Balance (originally equal to 5.00% of the Original Combined Pool Balance), together with the Targeted Overcollateralization Amount. With respect to the Class B Certificates, the credit enhancement consists of the Overcollaterization Amount, which is required to be maintained at least at the level of the Targeted Overcollateralization Amount. This will result in the application of the amounts that would otherwise be distributed to the Owners of the Retained Certificates being distributed as principal on the Class A Certificates or Class B Certificates.

         The Pooling and Servicing Agreement further provides that the Servicer may at its option purchase from the Trust any Home Equity Loan which becomes Delinquent respecting four consecutive monthly installments or becomes subject to foreclosure proceedings at a price equal to the Loan Purchase Price.

         The Prospectus Supplement dated June 9, 1999, relating to the public offering and sale of the Class A Certificates indicates the intent of each Seller and the Depositor that the Transactions constitute a sale by each of the Sellers to the Depositor and by the Depositor to the Trust and, accordingly, that the Home Equity Loans will not be part of the assets of any of the Sellers or Depositor in the event of the insolvency of either of the Sellers or the Depositor and will not be available to the creditors of either of the Sellers or the Depositor.

         As such counsel, we have examined original or reproduced or certified copies of the corporate charter and Bylaws of the each of the Sellers, each as amended to date, records of actions taken by the Boards of Directors of the Sellers and copies of the Pooling and Servicing Agreement and the Purchase Agreements for the Class R Certificates. We also have examined such other documents, papers, statutes and authorities as we have deemed necessary as a basis for the opinions hereinafter set forth. In all such examinations made by us in connection with this opinion, we have assumed the genuineness of all signatures, the completeness and authenticity of all records and all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies thereof. As to various matters of fact relevant to the opinions hereinafter expressed, we have relied upon the representations and warranties contained in the Pooling and Servicing Agreement and statements and certificates of officers and representatives of the Company and others.

         You have requested our opinion as to (i) whether, and the extent, if any, to which, a creditor or trustee in bankruptcy of any company would be successful on the merits if it moved a court to order the substantive consolidation of the assets and liabilities either of the Purchasers with those of any Company should any Company become subject to a bankruptcy case under the Federal Bankruptcy Code, 11 U.S.C. ss.101 et seq. (the "Code"), or whether the separate corporate existence of either of the Purchasers would be disregarded under state law, (ii) whether the transfer by either of the Sellers of the Mortgage Loans to the Depositor or by the Depositor to the Trust, the Trust in each Transfer would be recharacterized as a pledge by either of the Sellers to the Depositor or the Depositors to the Trust, as the case may be, with the result that the Mortgage Loans would constitute the property of such Company's estates in the event of the bankruptcy of such Company, and (iii) if the conveyance of the Mortgage Loans to the Trust were to be recharacterized as a pledge by such Company to secure a borrowing rather than a sale, whether the Trustee would be considered the holder of a perfected security interest of first priority in and to the Mortgage Notes and Mortgages.

         With respect to the opinions you have requested, please note that the questions raised thereby ordinarily would be determined only through a litigated proceeding. The outcome of any such court proceeding depends in large part upon the facts and circumstances as they would be developed in such proceeding.

         Based upon the facts and assumptions set forth herein at all times being correct and subject to the discussion set forth below, we are of the opinion that under present law:

         1. Assuming a court would make a full factual inquiry and properly exercise its equitable discretion in applying the doctrine of substantive consolidation or other equitable doctrines of similar import, a creditor or trustee in bankruptcy of any Seller as a debtor-in-possession, would be unsuccessful if it moved a court to order the consolidation of the assets and liabilities of either of the Purchasers with the assets of either of the Sellers.

         2. A court, if properly presented with the issue, would hold that (a) in the event of the bankruptcy of any Company, each Transfer was a true sale and would not recharacterize such Transfer as a pledge and (b) the Mortgage Loans and proceeds thereof would not be considered property of the estate of such Company under Section 541 of the United States Bankruptcy Code (the "Code") and, accordingly, Sections 362 through 365 of the Code would not be applicable to the Mortgage Loans.

         3. In the event that a creditor or trustee in bankruptcy of any Company, or any Company as a debtor-in-possession, were to be successful in causing a court to recharacterize either Transfer as a pledge to secure a borrowing rather than a sale, the Seller would be considered to have granted to the Depositor, or the Depositor would be considered to have granted to the Trustee a perfected security interest of first priority in and to the Mortgage Notes and the Mortgages.

It should be noted, however, that a court in the exercise of its broad equitable powers could order such interim relief as it deemed appropriate while considering any such motion. We express no opinion as to whether a court would order interim relief that would delay payment on the Certificates pending a definitive judicial determination.

Statement of Facts and Assumptions

         We have assumed in rendering this opinion that the facts outlined below, which have been confirmed to us in certificates of an officer of each the Sellers and of the Depositor, which certificates are attached hereto and upon which we rely, are now, and will remain, complete and accurate in all respects.

         1. The establishment of the Trust is and will be in the best interests of each such Company. The transaction resulting from the sale of the Mortgage Loans and the issuance of the Certificates constitutes a practicable and reasonable course of action designed to improve the financial position of such Company without impairing the rights of its creditors.

         2. Neither of the Sellers is transferring any Mortgage Loan with the intent to hinder, delay or defraud any Person. Neither of the Sellers is insolvent and neither expect to become insolvent as a result of any Transfer at any time. Neither Seller has engaged in nor does it expect to engage in a business for which its remaining property represents an unreasonably small capitalization. Neither Seller intends to incur nor does it believe that it will incur indebtedness that it will not be able to repay at its maturity.

         3. Neither Seller nor the Depositor intends to file a petition for relief under the United States Bankruptcy Code or any similar applicable state law

         4. Each Seller will transfer the Mortgage Loans to the Depositor, and the Depositor will transfer to the Trust, which Mortgage Loans each Seller owns free and clear of all liens, claims, encumbrances, pledges, offsets, defenses and charges or security interests of any nature, at a price equal to the fair value thereof. Each Seller has the full right and authority, subject to no interest or participation of, or agreement with any other party to sell and assign same.

         5. Subsequent to each Transfer, neither Seller nor the Depositor will have any claim to the Mortgage Loans and neither will be required to make additional contributions to the Trust, regardless of whether payments from the Mortgage Loans are sufficient to make payments on the Certificates.

         6. The Trust will acquire the Mortgage Loans in good faith, and without notice that any Mortgage Note has been dishonored, is subject to the circumstances described in Section 3-304 of the Uniform Commercial Code as in effect in the State of New York (the "UCC") or is subject to any defense against or claim on the part of any person or entity.

         7. Each Company will mark its books and records to indicate that the Mortgage Loans have been sold to the Trust and will treat its sale of the Mortgage Loans to the Trust as a sale for accounting purposes.

         8. Each Mortgage Note will have been endorsed in a manner which satisfies any requirement of endorsement in order to transfer directly to the Depositor or the Trust, all right, title and interest of the Company, as note holder or assignee thereof, in and to that Mortgage Note, and each Mortgage Note will be or has been delivered directly from the Seller to the Depositor and by the Depositor to the Trustee, as the case may be. Each Assignment of a Mortgage will be in recordable form and will be sufficient to effect the assignment of and transfer to the Depositor or the Trustee of the benefits of the Seller, as mortgagee or assignee thereof, under each Mortgage to which that assignment relates. Pursuant to the Pooling and Servicing Agreement, legal title to the Mortgage Loans will be transferred directly to the Trustee. Assignments of the Mortgage Loans will be delivered directly to the Trustee and subsequently recorded in the applicable recorder's office.

         9. No mortgage document included in a Mortgage File will reflect any interest which is inconsistent with the transfer of the Mortgage Loans by the Sellers to the Depositor and by the Depositor to the Trust. Following the transfer of the Mortgage Loans to the


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Trust, the Trustee will retain possession of the Mortgage Notes and the related
Mortgages. The Trustee is not an affiliate of the Company.

         10. ContiMortgage will act as Servicer of the Mortgage Loans under the Pooling and Servicing Agreement and will not assert any interest in the Mortgage Loans except as the Servicer thereof in accordance with the Pooling and Servicing Agreement. The terms of this servicing arrangement are common to servicing arrangements in other comparable asset sale transactions.

         11. The annual financial statements of the each Seller and the Depositor will disclose the effects of the transactions in accordance with generally accepted accounting principles.

         12. Each of the Sellers and Purchasers and the Depositor observes all corporate procedures required by its charter and By-Laws and by the laws of the state of its incorporation. Each of the Sellers and Purchasers and the Depositor to the extent required by the laws of its state of incorporation, maintains its corporate existence and is in good standing under such laws. Each of the Sellers and Purchasers and the Depositor is qualified to do business in each state in which the failure to qualify would have a material adverse impact on the entity's conduct of business.

         13. Neither of the Sellers or the Purchasers or the Depositor commingle their assets between each other nor do any of the aforementioned commingle their assets with the assets of any other Person. The board of directors of each of the Sellers and Purchasers duly authorizes all the corporate actions of that corporation, to the extent required by the laws of its state of incorporation. Each of the Sellers and Purchasers and the Depositor maintains separate and full corporate records and financial records for itself only.

         14. The financial records and accounts of each of the Sellers and Purchasers and the Depositor are prepared and maintained in accordance with generally accepted accounting principles and are susceptible to audit.

         15. Each of the Sellers and Purchasers and the Depositor conducts its business solely in its own name. In that regard, all written and oral communications, including, without limitation, letters, invoices, purchaser orders and contracts, are made solely in the name of such corporation. ContiMortgage, as Servicer, is entitled to deal with customers in its own name, but any funds collected by it from the Mortgage Loans will be accounted for in accordance with the Pooling and Servicing Agreement.

         16. Neither the assets nor the creditworthiness of any of the Sellers or Purchasers or the Depositor is generally held out as being available for the payment of any liability of the other. Each of the Sellers and Purchasers and the Depositor views the other as a separate legal entity. Except for certain residual financings, neither of the Sellers is liable for the payment of any debt of the Purchasers and vice versa.

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Legal Analysis

        Substantive Consolidation

         Cases decided under the Bankruptcy Code and its predecessor, the Bankruptcy Act, have established that a bankruptcy court has the power, in the exercise of its equitable jurisdiction, to disregard the separate existence of corporate entities and to effect a substantive consolidation in appropriate cases. See generally, Eastgroup Properties v. Southern Motel Assoc. Ltd., 935 F.2d 245 (11th Cir. 1991). Where substantive consolidation is ordered, the intercompany claims of the debtor companies are in effect eliminated, the assets of all debtors are treated as common assets and claims of outside creditors against any of the debtors are treated as claims against the common fund. See Chemical Bank New York Trust Company v. Kheel, 369 F.2d 845, 847 (2d Cir. 1966).

         It is often to the benefit of a bankrupt's creditors to seek the substantive consolidation of the bankrupt's assets and liabilities with those of related, but financially healthier, entities and the disregard of their separate corporate existences. The creditors of a Seller might, therefore, in any bankruptcy proceedings request the bankruptcy court to order a substantive consolidation of its assets and liabilities with those of the either or both of the Purchasers. As a result, a substantive consolidation, if ordered, could make such Purchaser's assets available to pay the claims of creditors of such Seller.

         Although, as stated, the authority of a bankruptcy court to order substantive consolidation in appropriate cases is well established, the disregard of separate corporate existence is not generally favored and the party seeking that result has the burden of establishing the necessity for it. See, e.g., In re Auto-Train Corporation, Inc., 810 F.2d 270, 276 (D.C. Cir. 1987); Commerce Trust Co. v. Woodbury, 77 F.2d 478, 487 (8th Cir.), cert. denied, 296 U.S. 614 (1935); In re Donut Queen, Ltd., 41 B.R. 706 (Bankr. E.D.N.Y. 1984).
But cf. Eastgroup Properties, 935 F.2d at 248 (citing a "modern" or "liberal" trend toward allowing substantive consolidation based on judicial recognition of the widespread use of interrelated corporate structures for tax and business purposes). Substantive consolidation may be appropriate if it will result in an equitable treatment of creditors such that any prejudice resulting from consolidation is outweighed by the greater prejudice posed by the separation of the estates. Procedural convenience, by itself, is not a sufficient basis for an order of substantive consolidation. See In re DRW Property Co., 54 B.R. 489, 494 (Bankr. N.D. Tex. 1985). Instead, the courts have stated that substantive consolidation, because it may significantly alter the relative recoveries of different creditors, is a measure which "vitally affect[s] substantive rights" (see In the Matter of Flora Mir Candy Corp., 432 F.2d 1060, 1062 (2d Cir. 1970)) and should not be lightly employed. See, e.g., In the Matter of Continental Vending Machine Corp., 517 F.2d 997, 1001 (2d Cir. 1975), cert. denied, 424 U.S. 913 (1976); In re Vecco Construction Industries, Inc., 4 B.R. 407 (Bankr. E.D. Va. 1980).

         The application of substantive consolidation to particular cases is, of necessity, tied closely to the facts involved, and it is not possible to identify definitively the circumstances under which substantive consolidation would be held appropriate. Generally speaking, however, substantive consolidation appears to have been ordered in situations where either of the following is present:

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         1. Creditors of separate entities appear to have relied upon the joint credit of the entities. See, e.g., In re Augie/Restivo Baking Co., Ltd., 860 F.2d 515, 518-19 (2d Cir. 1988); Soviero v. Franklin National Bank of Long Island, 328 F.2d 446 (2d Cir. 1964); In re Buckhead America Corp., Case Nos. 91-978 through 91-986 (Bankr. D. Del. August 15, 1992) (unreported) (special purpose entity consolidated in estate of parent).

         2. There would be great difficulty in separating the assets, liabilities and businesses of the different entities so that creditors' claims could be properly evaluated and settled and the entities could be operated separately. See In re Parkway Calabasas, Ltd., 89 B.R. 832, 834 (Bankr. C.D. Cal. 1988); Chemical Bank New York Trust Company, 369 F.2d at 845; Eastgroup Properties, 935 F.2d at 249 ("... the proponent of substantive consolidation must show that... there is substantial identity between the parties to be consolidated..."); In re Buckhead America Corp., Case Nos. 91-978 through 91-986 (Bankr. D. Del. August 15, 1992) (unreported) ("... the financial interrelationship between the [d]ebtors is so entangled that any attempt to untangle such relationship would cause undue cost, delay and expense... in practical terms the [d]ebtors were operated as one unified entity").

         The bankruptcy courts have, over time, developed a list of criteria which are often employed as an aid to balancing the equities of a consolidation. In In re Vecco Construction, 4 B.R. at 410, the court set forth the following seven criteria as a "yardstick" used by the bankruptcy trial and appellate courts in determining whether consolidation is appropriate:

1. The degree of difficulty in segregating and ascertaining individual assets and liabilities.

2.   The presence or absence of consolidated financial statements.

3.   The profitability of consolidation at a single physical location.

4.   The commingling of assets and business functions.

5. The unity of interests and ownership between the various corporate entities.

6.   The existence of parent and intercorporate guarantees on loans.

7.   The transfer of assets without observance of corporate formalities.

Accord Eastgroup Properties, 935 F.2d at 249; Holywell Corp. v. Bank of New York, 59 B.R. 340 (Bankr. S.D. Fla. 1986), app. dismissed 820 F.2d 376 (11th Cir. 1987), cert. denied, 488 U.S. 823 (1988); In re Donut Queen, 41 B.R. at 706; In re Richton Int'l Corp., 12 Bankr. 555 (Bankr. S.D.N.Y. 1981).

         Although in recent years the courts have increasingly relied upon the seven factors listed in In re Vecco, some courts also cite in addition to, or in place of, the Vecco factors ten factors originally set forth by the Tenth Circuit in Fish v. East, 114 F.2d 177 (10th Cir. 1940). These factors require consideration of whether the parent corporation owns all or a majority of the subsidiary's capital stock; whether the parent and subsidiary have common directors and officers; whether the parent finances the subsidiary; whether the parent caused the subsidiary's formation; whether the subsidiary has grossly inadequate capital; whether the parent pays the subsidiary's salaries, expenses or losses; whether the subsidiary has substantially no business other than with the parent or no assets except those conveyed by the parent; whether the parent refers to the subsidiary as a department or division of itself; whether the directors or executives of the subsidiary act independently of the parent; and whether the formal legal requirements of the subsidiary as an independent corporation are observed. See id. at 191; see also Eastgroup Properties, 935 F.2d at 250; In re Federated Dep't Stores, Inc., No. 1-90-00130, 1190 Bankr. Lexis 2453, 6-7 (Bankr. S.D. Ohio 1990) (looking at whether corporations "hold themselves out to the public as separate entities..., keep their assets and liabilities separate and not commingled, maintain separate financial statements, do not dominate the affairs of others or otherwise improperly control others, and pay their respective liabilities from their separate assets"). Courts have applied Fish to order substantive consolidation of parent and subsidiary corporations where the subsidiary had no independent existence or business purpose, but was instead used by the parent as a mere instrumentality to limit the parent's liability. See, e.g., In re Tureaud, 45 B.R. 658 (Bankr. N.D. Okla.
1985), aff'd, 59 B.R. 973 (N.D. Okla. 1986). Such decisions represent the application in a bankruptcy context of the established common law doctrine that a court may "pierce the corporate veil" and consolidate related corporations where one corporation has operated as a mere agency of another and consolidation is necessary to avoid fraud or injustice. See In re Stop & Go of America, Inc., 49 B.R. 743 (Bankr. D. Mass. 1985). The case law, in fact, strongly suggests that substantive consolidation is not justified under Fish in the absence of fraudulent intent or activity. See In the Matter of Gulfco Investment Corp., 593 F.2d 921, 928-30 (10th Cir. 1979). It has also been recognized that many of the factors listed in Fish are common incidents of the parent-subsidiary relationship, and that the presence of several of those factors in a single case does not necessarily justify disregard of the separate corporate entities. See id.; Johnson v. Warnaco, Inc., 426 F. Supp. 44, 49 (S.D. Miss. 1976). In fact it has been recognized that such factors are mentioned "... only as examples of information that may be useful to courts charged with deciding whether there is a substantial identity between the entities to be consolidated and whether consolidation is necessary to avoid some harm or to realize some benefit. No single factor is likely to be determinative in the court's inquiry." Eastgroup Properties, 935 F.2d at 250.

         Nevertheless, where the factors (or similar factors) discussed above are present to a significant degree, a court may deem substantive consolidation to be appropriate either because the commingling of assets has made effective relief otherwise impossible or because the subsidiary lacked an independent business purpose or existence.

         The manner in which the Purchasers are operated, as well as the Articles of Incorporation of each Purchaser, and the terms of the Agreements, have many provisions that minimize the applicability of the foregoing factors to the operations of the Sellers and the Purchasers. For example:

1. The Purchasers have represented and warranted in the Agreements that they are operated in such a manner that they should not be substantively consolidated in the bankruptcy estate of either of the Sellers, such that the separate existence of such Purchaser and the Sellers would be disregarded in the event of a bankruptcy or insolvency of either or both of the Sellers and in such regard:

         a. The Purchasers are "special purpose corporations" whose primary activities are restricted in their respective certificates of incorporation (each, a "Certificate of Incorporation").

         b. The Sellers are not involved in the day-to-day management of the Purchasers.

         c. The Purchasers maintain separate corporate records and books of account from the Sellers and otherwise observe corporate formalities.

         d. The financial statements and books and records of the Sellers and of the Purchasers reflect the separate existence of the Purchasers.

         e. The Purchasers maintain their assets separately from the assets of the Sellers (including through the maintenance of separate bank accounts), the Purchasers funds and assets, and records relating thereto, have not been and are not commingled with those of the Sellers. The separate creditors of the Sellers will be entitled to be satisfied out of the Sellers' assets prior to any value in the Purchasers becoming available to the Sellers' equityholders or the Sellers' creditors.

         f. All business correspondence of the Purchasers and other communications are conducted in the Purchasers' own names and on their own stationery.

         g. The Sellers do not act as agents of the Purchasers in any capacity except to the limited extent provided in the Agreements, but instead present themselves to the public as corporations separate from the Purchasers.

1. The Certificates of Incorporation of each Purchaser provides that:

         a. Such Purchaser has been formed for the limited purposes of purchasing the receivables and Seller such property to the Trusts, and related activities.

         b. Such Purchaser shall at all times have at least one of their respective directors who is an independent directors (each, an "Independent Director").

         c. Such Purchaser shall not incur any indebtedness, or assume or guaranty any indebtedness of any other entity other than debt or obligations which do not constitute a claim against such Purchaser to the extent that available funds are insufficient to pay such additional debt.

         d. Such Purchaser shall pay its own expenses.

         e. Such Purchaser shall maintain separate company records and books of account from those of the Sellers or any of their respective affiliates.

         f. Such Purchaser shall maintain its assets separately from those of the Seller or any of their respective affiliates.

         g. Such Purchaser shall conduct correspondence in its own name on their own stationery.

         h. Neither Purchaser shall, without the affirmative vote of all the of its Boards of Directors (including the Independent Director), institute any proceedings to adjudicate the respective Purchaser a bankrupt or insolvent, consent to the institution of bankruptcy or insolvency proceedings against the respective Purchaser, file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency, consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the respective Purchaser or a substantial part of its property, or admit its inability to pay its debts generally as they become due or authorize any of the foregoing to be done or taken on behalf of the respective Purchaser.

         The Purchasers have represented and warranted in the Agreements that the are and will be operated in a manner consistent with such foregoing representations.

         As a final step in substantive consolidation analysis, many courts, after considering the factors listed above, expressly balance the "equities favoring consolidation against the equities favoring continued separateness." In re Donut Queen, Ltd., 41 B.R. at 709. See also, In re Auto-Train, 810 F.2d at
276. Under this approach, substantive consolidation will be ordered only if it will "yield an equitable treatment of creditors without any undue prejudice to any particular group." In re Richton Int'l, 12 B.R. at 558. The applicant for consolidation must prove (i) that there is a necessity for consolidation for a loss to be avoided thereby and (ii) that the benefits of consolidation outweigh the resulting harm to those persons opposing consolidation. See, e.g., In re F.A. Potts & Co., Inc., 23 B.R. 569, 572 (Bankr. E.D. Pa. 1982); see also, In re Augie/Restivo Baking, 860 F.2d at 520-21. A creditor objecting to consolidation will then be given the opportunity to show that (i) it relied on the separate credit of one of the entities to be consolidated and (ii) it will be prejudiced by substantive consolidation. Eastgroup Properties, 935 F.2d at 245 (11th Cir.
1991). See also In re Auto-Train, 810 F.2d at 276.

         We do not believe that a creditor of either of the Sellers who sought consolidation could meet this burden of proof. First, there is no apparent necessity for consolidation. The segregation of the entities' assets and liabilities and the maintenance of separate records thereof would permit bankruptcy relief to be implemented without consolidation, and the fact that the entities' business operations will be distinct makes it unlikely that creditors will rely upon the credit of the Purchasers in extending credit to either of the Sellers. Second, the segregation of the entities' assets and liabilities and the maintenance of separate records thereof would permit bankruptcy relief to be implemented without consolidation, and the fact that the entities' business operations will be distinct makes it unlikely that creditors will rely upon the credit of the Purchasers in extending credit to either of the Sellers. The Certificates of Incorporation of the Purchasers filed with the Delaware Secretary of State limit the purposes of the Purchasers.

B. Recharacterization of the Transfer as a Pledge

         We have not located any definitive judicial authority in New York or any other jurisdiction conclusively characterizing a transaction such as the Sellers' and the Depositor's transfer of their respective interests in the Mortgage Loans as a pledge of those interests or as a sale or contribution of those interests. Bankruptcy courts apply state law when determining whether a transaction is to be characterized as a sale or as a secured loan. See Butner v. United States, 440 U.S. 48, 54 (1979) (noting that Congress left the determination of property within the bankrupt's estate to state law).

         This determination largely depends on the intent of the parties at the time of the transfer. See e.g., Major's Furniture Mart, Inc. v. Castle Credit Corp., 602 F.2d 538 (3rd Cir.1979); In re Armando Gerstel, Inc., 65 B.R. 602, 604 (S.D. Fla. 1986); In re Olm Assocs., 98 B.R. 271 (Bankr. N.D. Tex. 1989); In
re Drewry, 99 B.R. 906, 913 (Bankr. N.D. Ind. 1989); In re Blackert, 95 B.R. 972, 974 (Bankr. C.D. Ill. 1989) rev'd on other grounds, 109 B.R. 857 (C.D. Ill.
1990); In re Candy Lane Corp., 38 B.R. 571 (Bankr. S.D.N.Y. 1984); Fox v. Peck Iron & Metal Co., 25 B.R. 674 (Bankr. S.D. Cal. 1982); In re O.P.M. Leasing Services Inc., 23 B.R. 104 (Bankr. S.D.N.Y. 1982). In determining the intention of the parties, courts look to the following criteria:

          (1) The entire body of the contract and its legal effect as a whole, the objective of the transaction, the business practices and relationships of the parties, other documents executed in the transaction and the circumstances surrounding the transaction. See e.g., Major's Furniture Mart, Inc., v. Castle Credit Corp., 602 F.2d 538, 543 (3d Cir. 1979) (stating that a court interpreting a contract will look to its purpose, which is determined by the entire body of the contract and its legal effect as a whole rather than the nomenclature parties apply to their relationship); In re Joseph Kanner Hat Co., Inc., 482 F.2d 937, 940 (2d Cir. 1973) (refusing to give weight to the words "sell assign and transfer" in the contract, and stating that "the courts will determine the true nature of a security transaction, and will not be prevented from exercising their function of judicial review by the form of words the parties may have chosen"); In re OLM Associates, 98 B.R. 271 (Bankr. N.D. Tex. 1989) (stating that documents executed with the same contemporaneous transaction must be construed together to determine parties' intent); In re Blackert, 95 B.R. at 974 (stating that parties' intent is discovered from the contents of the transaction document, the testimony of the contracting parties and the circumstances surrounding the transaction); Matter of Armando Gerstel, Inc., 65 B.R. 602, 605 (Bankr. D. Nev. 1986) (court will look to the practices of the parties, their objectives, their business practice and their relationship); Candy Lane, 38 B.R. at 576 (stating that despite language in the Assignment to the contrary, the timing of the transfer (when transferor was insolvent), and the amount of the transfer as compared to loans made to transferor by transferee, precluded a finding that the transfer was an absolute assignment); Fox v. Peck Iron and Metal Co., Inc., 25 B.R. 674, 688 (Bankr. S.D. Cal. 1982) (noting that the significant consideration is the substance of the transaction rather than the form or the terminology used by the parties).

          (2) The terms used in the transaction documents. See In re Harbour Town Assocs., 99 B.R. 823, 825 (Bankr. M.D. Tenn. 1989) (finding that an assignment of rents by mortgagor to mortgagee was a pledge rather than an absolute assignment because, among other things, the assignment stated that its purpose was for additional security for the loan); In re Blackert, 95 B.R. at 974 (indicating that parties' intent is to be discovered from the contents of the transaction document, testimony of contracting parties and circumstances surrounding the transaction); Cf. Bear v. Coben (In re Golden Plan of California Inc.), 829 F.2d 705 (9th Cir. 1987) (noting that parties agreement contained phrases such as "assigns, sets over and transfers all rights, title and interest," and concluding that parties intended a sale); Goldstein v. Madison Nat'l Bank of Washington D.C., 89 B.R. 274 (D.D.C.
     1988) (finding that language of the assignment taken as a whole evinced an intention to create an absolute assignment despite the presence therein of recourse provision, which the court dismissed as surplusage).

          (3) Whether or not the transferor has surrendered, and the transferee assumed, the risks and benefits of ownership. In order to make such determination courts examine the provisions for recourse or retained interests on the part of the transferor. Where "the risk of loss is not solely borne by one party, but rather generally shared between the parties, a debtor-creditor relationship exists as a matter of law" Foothill Capital Corp. v. Clare's Food Market Inc. (In re Coupon Clearing Service Inc.), 113 F.3d 1091, 1101 (9th Cir. 1997). See also In re Contractors Equipment Supply, 861 F. 2d 241, 245 (9th Cir. 1988) (that receivables were pledged rather than absolutely assigned is evinced, among other things, by the fact that notification to an account debtor did not reduce or extinguish existing obligation of transferor to transferee); Fireman's Fund Insurance Companies v. Grover (In re Woodson Co.), 813 F.2d 266 (9th Cir. 1987) (finding that transactions where seller of mortgage backed notes and deeds of trust, insured its contractual obligation to its investors, guaranteed monthly payments to investors whether or not borrowers' payments were timely, and advanced sums to cover senior encumbrances, taxes, insurance and liens constituted loans); Major's Furniture Mart, 602 F.2d at 546 (accounts sold with "full recourse" with a reserve from the purchase price held back against future nonpaying accounts, as well as a requirement that the seller repurchase accounts delinquent after sixty days, constituted disguised loan); Joseph Kanner, 482 F.2d at 940 (finding that assignment was a security interest because, inter alia, any surplus payment on account of the assignment had to be returned to the transferor); In re Sprint Mortgage Bankers Corp., 164 B.R. 224, 228 (Bankr. E.D.N.Y. 1994) (finding guarantee of repayment by lead lender to participant crucial in determining classification of a given transaction.); Id. at 229 (discrepancy between interest rate due on the underlying note and interest specified in the participation precludes finding that assignments were a sale); In re Major Funding Corp., 82 B.R. 443, 448 (Bankr. S.D. Tex. 1987) (transfers of interests in mortgages where transferor guaranteed a fixed rate of return "regardless of the rate on the 'assigned' notes" and promised to repurchase if mortgagor defaulted, intended as security interests rather than absolute assignments); In re Executive Growth Investments, Inc., 40 B.R. 417, 422 (Bankr. C.D. Cal.
     1984) (stating that the fact that buyer did not bear risk of loss mandated a finding that fractional interest in promissory note was not an absolute transfer); Castle Rock Industrial Bank v. S.O.A.W. Enterprises, Inc., 32 B.R. 279, 282 (Bankr. W.D. Tex. 1983) (finding that a transaction structured so that transferee ran no real risk constitutes a loan); cf. Bear v. Coben, 829 F.2d at 709 (holding that mortgage notes and deed of trust assigned "without recourse", and with no guarantee of repayment or compensation in the event of foreclosure, constituted true sale); In re Columbia Pacific Mortgage, Inc., 20 B.R. 259 (Bankr. W.D. Wash. 1981) (finding that there was a valid sale of a participation interest in a transaction where seller and buyer shared ratably in the expense and income of disposing of property upon default).

          However, there is some authority to the effect that recourse alone, without other factors suggesting a loan does not necessarily preclude true sale treatment. This is consistent with Official Uniform Comment 4 to ss.9-502 of the U.C.C., which states that "there may be a true sale of accounts although recourse exists." Where other factors surrounding an agreement weigh heavily towards a sale, courts have been willing to find that a sale was intended, despite recourse provisions in the agreement. Stratford Financial Corp. v. Finex Corp. (In the Matter of Stratford Financial Corp.), 367 F.2d 569 (2d Cir. 1966) (finding that factors surrounding the transaction were sufficient to negate a simple debtor-creditor relationship, although the agreement contained full recourse to seller); Goldstein v. Madison Nat'l Bank of Washington D.C., 89 B.R. 274, 276-77, (D.D.C. 1988) (noting that recourse provisions were not controlling where language of agreements, conduct of parties, and evidence that debt was extinguished upon assignment indicated that parties did not intend security interest); Hatoff v. Lemons and Associates, Inc. (In re Lemons & Associates, Inc)., 67 B.R. 198, 210 (Bankr. D. Nev. 1986) (finding objective indications of intended sale sufficient to outweigh the fact that investors bore none of the risks of purchase.)

          (4) Dominion and control by the transferor of the assigned assets. See Hibernia Nat'l Bank v. Federal Deposit Insurance Corp., 733 F.2d 1403, 1407 (10th Cir. 1984) (although loan participation agreement indicated that participations were "assignments without recourse" participant's failure to identify a specific fund or payment in receiver's possession as participant's own property, defeated participant's claim of ownership interest in loans); Petron Trading Co., Inc. v. Hydrocarbon Trading and Transport Co., Inc., 663 F. Supp. 1153, 1159 (E.D. Penn. 1986) (stating that there was no absolute assignment of rights to payment under a contract where assignor continued to prepare invoices for contract payments, did not notify account debtor of the assignment, and retained rights under the contract to petition account debtor for price adjustments); Northern Trust Co. v. Federal Deposit Insurance Corp., 619 F. Supp. 1340, 1342 (W.D. Okl.
     1985) (finding that loan participation agreement did not transfer ownership interest where lead lender retained rights of modification and management of participated loans and collateral backing loans). Cf. Golden Plan 829 F.2d at 709 (where the preponderance of the evidence otherwise pointed to an absolute assignment, the fact of transferor's control of the assigned interests is noted but given little weight).

         In view of the foregoing multifactor analysis, a decision of the United States Bankruptcy Court for the Southern District of Ohio, in In re Federated Dep't Stores, Inc., No. 1-90-00130, 1990 Bankr. Lexis 2453 (Bankr. S.D. Ohio
1990), although it did not purport to set forth general principles applicable to transactions other than those evidenced by the purchase agreements before the court, is illustrative of how a bankruptcy court might approach the facts and circumstances of either the Originators' or Transferors' respective transfer of the Receivables. In that case, the court held that certain transfers constituted true sales of credit card receivables. The court had before it a proposed purchase agreement (the "New Purchase Agreement") between a group of sellers (each a debtor in the Chapter 11 case) and an affiliated credit corporation (not a debtor in the bankruptcy proceedings). The same parties had also entered into a similar purchase agreement prior to the commencement of the bankruptcy proceedings (the "Purchase Agreement"). Although the court's consideration of whether the Purchase Agreement evidenced "true sales" was made at the same time that it considered the proposed post-petition New Purchase Agreement, the court did indicate that it would apply the same reasoning to both the pre-petition and the post-petition Purchase Agreements because the "New Purchase Agreement is substantially similar to the Purchase Agreement" -- thereby at least implying that it would have reached the same conclusion had it considered the Purchase Agreement on its own merits. The court summarized its true sale analysis as follows:

          The sales of the Receivables by each of the [sellers] to [the purchaser] under the Purchase Agreement were, under the Purchase Agreement, and are, under the New Purchase Agreement, true arm's-length sales of the receivables for fair consideration and reasonably equivalent value under applicable law, including the Uniform Commercial Code (the "UCC"), for the following reasons: (1) [the purchaser] bears risk that the Receivables will be uncollectible;
          (2) [the purchaser] has a very limited right of recourse against the [sellers] and this limited right of recourse is not related to any defaults in payment under the Receivables by account obligors; (3) the [sellers] have no right to redeem or reacquire the Receivables transferred to [the purchaser]; (4) the purchase price paid by [the purchaser] to each of the [sellers] for the Receivables is approximately equal to the amount that could generally be obtained by each of the [sellers] in the marketplace from unaffiliated entities in comparable transactions; (5) the amount paid by [the purchaser] for the Receivables is calculated pursuant to [a] formula... similar to the purchase price formulas utilized by unaffiliated entities in the marketplace in comparable transactions; (6) although the [sellers] are appointed by [the purchaser] as collection agents with respect to the Receivables, the majority of collections will be made through lock-box accounts under the control of [the purchaser]; (7) valid business reasons exist for not notifying account obligors of the sale of their accounts by the [sellers] to [the purchaser]; and (8) [the purchaser] and the [sellers] intend the purchases of the Receivables to be true sales and not lending transactions.

Id. at 5-6. We believe that this case illustrates the fact that, in the absence of any definitive authority setting forth principles of general application, a court would probably undertake its own analysis to determine how the transfers should be characterized. This approach reflects the approach of other bankruptcy courts with respect to related issues.

         The transfers by the Sellers and by the Depositor of their interests in the Mortgage Loans to the Depositor and to the Trust, respectively, pursuant to the Agreements have many attributes absolute assignments. For example:


          1. The Agreements describe such transfers as sales.

          2. Based on representations of the Sellers and the Depositor, we understand that immediately prior to the transfer (i) by the Sellers to the Depositor of the Sellers' interest in the Mortgage Loans and (ii) by the Depositor to the Trust of the Depositor's interest in the Mortgage Loan, the Mortgage Loans will be free and clear of all liens.

          3. The Agreements recite that, after the transfer of the Mortgage Loans by the Sellers and the Depositor pursuant to the Agreements, ownership of the Mortgage Loans is vested in the Trust.

          4. We understand, based on representations and warranties of the Sellers, that each of the Sellers have valid business reasons for selling their interests in the Mortgage Loans, rather than obtaining a loan with the Mortgage Loans as collateral.

          5. Under the Agreements, the Sellers and the Depositor are required to take no action inconsistent with the Trust's ownership of the Mortgage Loans, to indicate in its records that ownership of each of the Mortgage Loans is held by the Trust, and to respond to any inquiries from third parties by indicating that its ownership in the Mortgage Loans is held by the Sellers.

          6. Except as summarized herein, neither the Sellers nor the Depositor have obligations with respect to the Mortgage Loans after the transfer thereof to the Trust.

          7. Under the terms of the Agreements, the Sellers have no right to redeem or reacquire the Mortgage Loans transferred to the Trust except for
     (a) a "clean up call" exercisable by the Sellers' subsidiaries, the Purchasers, and (b) repurchase and substitution obligations in case of the breach of certain representations and warranties.

          8. Upon the Sellers and the Depositor's transfer of their interests in the Mortgage Loans to the Trust, except as described below, none of the Sellers nor the Depositor will bear any further risk with respect to ultimate collectibility of the Mortgage Loans or the adequacy of the collateral securing the Mortgage Loans.

          9. We understand, based on representations of the Sellers that the Sellers received fair consideration, with a value equivalent to or in excess of the value of the related Mortgage Loans, in exchange for its interests in such Mortgage Loans.

          10. The Agreements do not contain any provision that changes the relationship between the Sellers, the Depositor and the Trust with respect to the transfer by the Originators of their respective interests in the Receivables in the event of the bankruptcy of the Originators by means of acceleration of amounts due or otherwise.

          11. We understand, based on representations of the Sellers and the Depositor, that each of the Sellers and the Depositor will treat the transfer of the related Mortgage Loans from the Sellers to the Depositor and then to the Trust as a sale or contribution for tax, reporting and accounting purposes.

         Although the Agreements have some attributes that arguably could suggest that the transfer of the Sellers' and the Depositor's interests in the Mortgage Loans to the Trust is a pledge rather than an absolute assignment, such attributes are not uncommon in transactions of this nature, and address business concerns other than the ultimate collectibility of the Mortgage Loan. For example:

          (a) In the event of certain breaches of the representations and warranties made by the Sellers in respect of a Mortgage Loan in the Agreements, the related Seller is obligated to repurchase any such Mortgage Loan or substitute a qualifying Replacement Mortgage as set forth therein. Although the Trust benefits from these representations and warranties made by the Sellers and contained in the Agreements, such representations and warranties deal only with such matters as the status of the Sellers and their powers, title to the Mortgage Loans, the payment status of the Mortgage Loans at the time of their transfer, and the terms and the characteristics of the Mortgage Loans, and do not directly relate to the collectibility of the Mortgage Loans. We understand that such repurchase and substitution provisions are customary in connection with the type of transaction contemplated by the Agreements.

          (b) ContiMortgage will act as Servicer with respect to the Mortgage Loans and will administer, service, enforce, and retain documents relating to the Mortgage Loans other than certain original documents needed for perfection purposes which will be held by the Trustee. Although retention of servicing functions has been held by certain courts to be indicative, in certain circumstances, of retention of ownership by the servicer, such servicing retained sales are a common commercial practice due to the servicer's familiarity with the asset. Furthermore, we note that servicing responsibilities are not inconsistent with the transfer of a servicer's interests in an asset. For example, the Bankruptcy Code explicitly recognizes that the seller of an asset may continue to service property it has sold. Section 541(d) of the Bankruptcy Code provides that property in which a debtor holds, as of the commencement of the case, legal title for servicing purposes, but not an equitable interest, becomes property of the debtor's estate only to the extent of the legal title, but not to the extent of the equitable interest that the debtor no longer holds. In the present circumstances, the Agreement does not provide for any retention even of legal title by Conti-Mortgage.

          (c) In addition, as Servicer, ContiMortgage is generally required to advance certain shortfalls in scheduled payments in respect of certain delinquent scheduled payments to the extent ContiMortgage determines that such shortfalls are recoverable. Since it is subject to a determination of recoverability, this advancing function is designed to provide liquidity to the transaction by making the timing of distributions to the Certificateholders more certain, rather than to provide any credit enhancement by shifting credit risk of the Mortgage Loans to ContiMortgage.

C. The Trust's Interest in the Mortgage Notes and Mortgages

         We understand that each Transfer is intended to be treated as a true sale of the Mortgage Loans, free of any liens or encumbrances other than as is contemplated by the Pooling and Servicing Agreement, and is not intended to create a secured loan by the Seller to the Trust. Based upon the foregoing and upon the assumptions and reliances (and subject to the limitations) set forth in this letter, we are of the opinion that in the event that a creditor or trustee in bankruptcy of either Company, or either Company as a debtor-in-possession, were to be successful in causing a court to recharacterize either Transfer as a pledge to secure a borrowing rather than a sale, and assuming that in such event the Pooling and Servicing Agreement would be deemed to constitute a security agreement in accordance with the intention of the parties expressed therein, the Company would be considered to have granted to the Trustee, a perfected security interest of first priority in and to (a) the Mortgage Notes, upon delivery of and endorsement to the Trustee, and (b) the Mortgages, upon delivery to the Trustee of an Assignment of Mortgage (the "Assignment") in recordable form assigning each Mortgage to the Trustee and the recording of each such Assignment in the appropriate recording office as required by the Pooling and Servicing Agreement. We note that the Pooling and Servicing Agreement requires the taking of such action except where an opinion of counsel is delivered to Trustee that such recordation is not necessary.

         For purposes of our opinion, we have assumed that (a) each Company has good title to, and is the sole owner and holder of, each Mortgage and Mortgage Note free and clear of any and all liens, pledges, offsets, defenses, counterclaims, charges or security interests of any nature and has full right and authority, subject to no interest or participation of, or agreement with, any other party, to sell and assign the same, (b) no Mortgage Note had been dishonored or subject to the circumstances described in Section 3-304 or Section 8-105 of the UCC, (c) no Mortgage Note is subject to a third party's security interest that could be perfected without possession pursuant to Section 9-304 of the UCC, or constitutes proceeds of any property subject to a third party's security interest, (d) the Trustee took the Mortgage Notes in good faith and without notice or knowledge (i) of any adverse claims, liens or encumbrances,
(ii) that any Mortgage Note had been dishonored or subject to the circumstances described in Section 3-304 or Section 8-105 of the UCC, or (iii) of any defense against or claim to the Mortgage Notes on the part of any entity, and (e) the Trustee received actual possession of the original Mortgage Notes and no duplicate originals exist. We express no opinion (a) as to the continuation of a security interest in the Mortgages and Mortgage Notes, including, without limitation, if the Trustee relinquishes possession of such Mortgage Notes, or if the Seller discharges or releases the Mortgages and Mortgage Notes before the recording of the instruments of assignment in the appropriate recording office, (b) as to title to the Mortgaged Property or the Company's lien with respect to such property or as to the priority of such lien or as to the enforceability of any remedy that may be dependent on that title or such lien, or (c) as to the priority of any security interest against any liens, claims or other interests that arise by operation of law and do not require any filing or similar action in order to take priority over perfected security interests.

         Attorneys involved in the preparation of this opinion are admitted to practice law in New York and we do not express any opinion herein concerning any law other than the laws of such jurisdiction and the federal laws of the United States of America.

         This opinion is solely for the benefit of the addressees hereof, and may not be relied upon by any other person.



                                                         Very truly yours,

                                                        /s/ Dewey Ballantine LLP

                                   Schedule I

ContiMortgage Home Equity                         Standard & Poor's Ratings Services,
Loan Trust 1999-3                                 a division of The McGraw Hill Companies, Inc.
c/o Manufacturers and Traders                     26 Broadway, 15th Floor
Trust Company                                     New York, New York 10004
Corporate Trust Administration
One M&T Plaza                                     Fitch IBCA, Inc.
Buffalo, New York  14203                          One State Street Plaza
                                                  New York, New York  10004

Manufacturers and Traders                         ContiMortgage Corporation
Trust Company, as Trustee                         One Conti Park
One M&T Plaza                                     338 South Warminster Road
Buffalo, New York  14203                          Hatboro, Pennsylvania  19040-3430

Moody's Investors Service                         Credit Suisse First Boston Corporation,
99 Church Street                                  as Representative of the several Underwriters
New York, New York  10007                         11 Madison Avenue
                                                  New York, New York  10010
Ambac Assurance Corporation                       Arthur Andersen & Co.
One State Street Plaza                            1345 Avenue of the Americas
New York, New York  10004                         New York, New York 10105

                                                  Norwest Bank Minnesota, National Association
                                                  11000 Broken Land Parkway
                                                  Columbia, Maryland  21044


                                                                     Exhibit 8.1
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019

July 8, 1999

ContiSecurities Asset Funding Corp.
3811 West Charleston Boulevard, Suite 104
Las Vegas, Nevada 89102

Re:     ContiSecurities Asset Funding Corp.
        ContiMortgage Home Equity Loan Trust 1999-3
        Registration Statement on Form S-3
        (No. 333-61863)

Ladies and Gentlemen:

               We have acted as counsel for ContiSecurities Asset Funding Corp. in connection with the preparation and filing of the registration statement on Form S-3 (such registration statement, the "Registration Statement") filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), in respect of ContiMortgage Home Equity Loan Pass-Through Certificates, Series 1999-3 (the "Certificates"). Our advice formed the basis for the description of federal income tax consequences appearing under the heading "Certain Federal Income Tax Consequences" in the prospectus supplement contained in the Registration Statement. Such description does not purport to discuss all possible federal income tax consequences of an investment in Certificates but with respect to those tax consequences which are discussed, it is our opinion that the description is accurate. In addition, assuming (i) the REMIC elections are made, (ii) the Pooling and Servicing Agreement is fully executed, delivered and enforceable against the parties thereto in accordance with its terms, (iii) the transaction described in the prospectus supplement is completed on substantially the terms and conditions set forth therein, and (iv) continuing compliance with the Pooling and Servicing Agreement, it is our opinion that, for federal income tax purposes, REMIC I, REMIC II and REMIC III will each be treated as a REMIC, each Class of the Class A, Class B and Class C Certificates will be treated as "regular interests" in a REMIC, the Class R-II Certificates will be treated as the sole "residual interest" in REMIC II, the Class R-I Certificates will be treated as the sole "residual interest" in REMIC I and the Class R Certificates will be treated as the sole "residual interest" in REMIC III.


Very truly yours,

/s/ Dewey Ballantine LLP
DEWEY BALLANTINE LLP